Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

INSURANCE BUSINESS PLATFORM COOPERATION FRAMEWORK AGREEMENT

On 19 November 2015, the Board approved to enter into the Cooperation Framework Agreement with the Finance Company for two years commencing from 1 January 2015 to 31 December 2016. Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorize Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance.

As the Finance Company is a connected person of the Company under the Listing Rules, the insurance business platform cooperation arrangements under the Cooperation Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

As one of the applicable percentage ratios (other than the profits ratio) for the insurance business platform cooperation arrangements under the Cooperation Framework Agreement is on an annual basis exceeding 0.1% and less than 5%, the insurance business platform cooperation arrangement are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

INSURANCE BUSINESS PLATFORM COOPERATION ARRANGEMENT

As a result of the increase in aviation insurance purchase demand from travellers and the various cooperation between the Company and the Finance Company on the sale of aviation insurance, on 19 November 2015, the Board approved to enter into the Cooperation Framework Agreement with the Finance Company for two years commencing from 1 January 2015 to 31 December 2016.

Subject Matter

Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorize Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. The scope of the Cooperation Framework Agreement shall also cover the electronic platform as contemplated under the four electronic aviation passenger comprehensive insurance four-parties cooperation agreements entered into between the E-commerce Company (a subsidiary of the Company), inter alia, with the Finance Company in 2014, pursuant to which, the E-commerce Company agreed to authorize other parties to use the B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company for sales of online insurances in consideration for a fixed service fees for each policy sold through its electronic platform. For further details, please refer to the Announcement.

In addition, pursuant to the Cooperation Framework Agreement, the Company agreed to further authorize the Finance Company to use the Group's ground service counter channels as the sales platform for sale of baggage insurance and aviation passenger accident insurance.

The Company as the platform service provider, shall be responsible for providing the platforms and assisting the sale of various insurances. The Finance Company (the only entity within the CSAHC Group holding the comprehensive insurance agent qualification which was approved by both CBRC and CIRC) as the insurance sales agent, shall be responsible for the sale of various insurance through the said various platforms of the Company. The Finance Company will pay the service fees to the Group according to the sales volume of the different types of insurances conducted through the various channels.

Consideration

For the sale of insurance policies through the Group's ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the following different kinds of insurance policies:

Types and ways of insurance polices to be sold		Fee scale	Fee determination basis
sold through its electronic platforms		RMB 5/ policy, representing 25% of the insurance premium	No comparative market charging standard due to the specific nature of such transaction sold through the ground service counter channels
•	Domestic baggage insurance policy	RMB 2.67/ policy, representing 26.7% of the insurance premium	determined by the relevant rental cost for ground service counters plus a fixed profit of 30% (covering the relevant tax and other management expenses)
•	International baggage insurance policy	RMB 13.34/ policy, representing 26.7% of the insurance premium
•	Aviation passenger accident insurance policy sold in Guangzhou	RMB 6/ policy, representing 30% of the insurance premium	determined by the basic fixed fee of RMB5 charged by the Group for the sale of similar insurance policy through electronic platforms plus the increased ratios taking into account the counter rental cost and the cost of human resources
•	aviation passenger accident insurance policy sold in Guangdong province	RMB 8/ policy, representing 40% of the insurance premium

The pricing model has been agreed on an arm's length basis by the Company and the Finance Company with reference to the determination basis as set out in the table above.

Historical Figures and Annual Cap

As disclosed in the Announcement, the Group has already been cooperating with the Finance Company on the sale of electronic aviation passenger comprehensive insurance since 2008 on a comparatively minimal scale. The cooperation between the Company and the Finance Company on the sales of insurance policies are increasing through various platforms since 2014. Therefore, the Board approved the Company to enter into the Cooperation Framework Agreement with the Finance Company so as to better regulate the terms of services provision on a more comprehensive basis and to propose a new annual cap which will cover the services fees as contemplated under the Cooperation Framework Agreement and also the services as contemplated under the four electronic aviation passenger comprehensive insurance four-parties cooperation agreements as disclosed in the Announcement.

The aggregate historical services fees charged by the Group for the insurance business platform cooperation arrangements were approximately RMB8 million, RMB12 million and RMB22 million for the three years ended 31 December 2014, respectively. For the ten months ended 31 October 2015, the services fees charged by the Group was approximately RMB19.2 million.

The Directors propose the annual caps in relation to the service fees to be charged by the Group for the integrated insurance business platform cooperation arrangements under the Cooperation Framework Agreement as follows:

	For the year ending 31 December 2015	For the year ending 31 December 2016
	RMB (million)	RMB (million)
Caps	40	60

The proposed annual cap is determined with reference to (i) the historical figures of the relevant transactions as disclosed above; (ii) the original annual caps as disclosed in the Announcement (RMB30.27 million (2015) and RMB42.38 million (2016)); and (iii) the expected increase in demand for the various insurances based on the approximately 30%-40% growth of the sales of the various insurance policies to be sold through the electronic platforms and ground service counter platform of the Company.

Reasons and benefits for entering into the Cooperation Framework Agreement

The purchase of insurance policies through the electronic platforms of the Company has been bringing the convenience to the passengers to avoid complicated authorisation and purchase procedures. In addition, the demand from passengers to purchase various insurances is increasing, the insurance business platform cooperation arrangements between the Company and the Finance Company shall enrich the services provided to the passengers and satisfy the passengers' demand. Therefore, the service chain of the Company is further expanded.

The Finance Company is a non-bank financial company established under the approval of the People’s Bank of China according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC. As disclosed above, the Finance Company holds the comprehensive insurance agent qualification which covers a wide range of various insurance products, thus it is eligible to provide a wider scope of services when involved in the insurance business transactions. The insurance business platform cooperation arrangements can make sure the services provided by the Group is conducted in accordance with and in satisfaction of the relevant requirements of the regulatory authorities (including but not limited to the CIRC).

The Directors (including the independent non-executive Directors) consider that the insurance business platform cooperation arrangements under the Cooperation Framework Agreement were entered into after an arm's length negotiation and the terms therein (including the annual caps) are fair and reasonable, the transactions contemplated under the Cooperation Agreements are on normal commercial terms and in the ordinary and usual course of business of the Group; and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The Finance Company is the non wholly-owned subsidiary of CSAHC and therefore is a connected person of the Company under the Listing Rules, the insurance business platform cooperation arrangements under the Cooperation Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

As one of the applicable percentage ratios (other than the profits ratio) for the insurance business platform cooperation arrangement is on an annual basis exceeding 0.1% and less than 5%, the insurance business platform cooperation arrangements under the Cooperation Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

Transactions which took place since 1 January 2015 and prior to this announcement has been included in the original annual caps as disclosed in the Announcement. There are no other transactions which should be aggregated with the transactions contemplated under the Cooperation Framework Agreement under the Listing Rules.

Among the 11 Directors, three connected Directors, Mr. Si Xian Min, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain, and had abstained from voting in respect of the resolution to approve the Cooperation Framework Agreement and the transactions contemplated thereunder.

GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

DEFINITIONS

“Announcement”	the announcement of the Company dated 21 November 2014 in relation to four electronic aviation passenger comprehensive insurance four-parties cooperation agreements dated 21 November 2014 entered into among the E-commerce Company, the Finance Company, Air Union and each of the four insurance companies, respectively, for a term of three years commencing from 12 June 2014 to 31 May 2017
“Board”	the board of Directors
“CBRC”	China Banking Regulatory Commission
“CIRC”	China Insurance Regulatory Commission
“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
“Cooperation Framework Agreement”	the Insurance Business Platform Cooperation Framework Agreement entered into between the Company and the Finance Company dated 19 November 2015
“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company
“CSAHC Group”	CSAHC and its subsidiaries
“Directors”	the directors of the Company
“E-commerce Company”	Guangdong CSA E-commerce Co., Ltd., a company incorporated in the PRC with limited liability, a wholly-owned subsidiary of the Company as at the date of this announcement
“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability, and a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries
“Group”	the Company and its subsidiaries
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)
“RMB”	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board of
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

19 November 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.